June 11, 2025

Leigh Vosseller
Executive Vice President, Chief Financial Officer and Treasurer
TANDEM DIABETES CARE INC
12400 High Bluff Drive
San Diego, California 92130

       Re: TANDEM DIABETES CARE INC
           Form 10-K for the Year Ended December 31, 2024
           Form 8-K Filed April 30, 2025
           File No. 001-36189
Dear Leigh Vosseller:

       We have reviewed your May 23, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 13,
2025 letter.

Form 8-K Filed April 30, 2025
Exhibit 99.1, page 7

1. We note your response to comment 1. We believe the adjustment for acquired In-
       Process Research and Development expenses in your determination of multiple non-
       GAAP measures is inconsistent with Question 100.01 of the Non-GAAP Financial
       Measures Compliance and Disclosure Interpretation. Please confirm to us you will no longer include this adjustment in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.
 June 11, 2025
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services